



FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended September 30, 2007 and 2006

(in millions, except per share amounts)

	Third Quarter		First Nine Months	
	2007	2006	2007	2006
	(unaudited)		(unaudited)	
Sales and revenues				
Automotive sales	$ 36,270	$ 32,541	$ 115,006	$ 107,313
Financial Services revenues	4,808	4,554	13,333	12,449
Total sales and revenues	41,078	37,095	128,339	119,762
Costs and expenses				
Automotive cost of sales	33,238	37,552	104,135	110,338
Selling, administrative and other expenses	4,904	4,489	15,828	13,706
Interest expense	2,733	1,937	8,210	6,330
Financial Services provision for credit and insurance losses	194	97	374	193
Total costs and expenses	41,069	44,075	128,547	130,567
Automotive interest income and other non-operating income/(expense), net	(216)	555	672	1,080
Automotive equity in net income/(loss) of affiliated companies	51	61	262	345
Income/(Loss) before income taxes	(156)	(6,364)	726	(9,380)
Provision for/(Benefit from) income taxes	162	(1,160)	467	(2,506)
Income/(Loss) before minority interests	(318)	(5,204)	259	(6,874)
Minority interests in net income/(loss) of subsidiaries	62	48	205	126
Income/(Loss) from continuing operations	(380)	(5,252)	54	(7,000)
Income/(Loss) from discontinued operations	-	4	34	12
Net income/(loss)	$ (380)	$ (5,248)	$ 88	$ (6,988)
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK				
Basic income/(loss)				
Income/(Loss) from continuing operations	$ (0.19)	$ (2.79)	$ 0.03	$ (3.74)
Income/(Loss) from discontinued operations	-	-	0.02	0.01
Net income/(loss)	$ (0.19)	$ (2.79)	$ 0.05	$ (3.73)
Diluted income/(loss)				
Income/(Loss) from continuing operations	$ (0.19)	$ (2.79)	$ 0.03	$ (3.74)
Income/(Loss) from discontinued operations	-	-	0.02	0.01
Net income/(loss)	$ (0.19)	$ (2.79)	$ 0.05	$ (3.73)
Cash dividends	$ -	$ 0.05	$ -	$ 0.25

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	September 30, 2007	December 31, 2006
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 27,437	$ 28,896
Marketable securities	11,838	21,472
Loaned securities	7,697	5,256
Finance receivables, net	108,486	106,863
Other receivables, net	11,209	7,657
Net investment in operating leases	33,717	29,834
Retained interest in sold receivables	760	990
Inventories	12,886	11,421
Equity in net assets of affiliated companies	2,661	2,787
Net property	37,831	38,174
Deferred income taxes	4,103	4,920
Goodwill and other net intangible assets	6,487	6,821
Assets of discontinued/held-for-sale operations	-	767
Other assets	11,051	12,696
Total assets	$ 276,163	$ 278,554
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 25,898	$ 23,417
Accrued liabilities and deferred revenue	81,330	82,388
Debt	163,213	172,049
Deferred income taxes	3,165	2,743
Liabilities of discontinued/held-for-sale operations	-	263
Total liabilities	273,606	280,860
Minority interests	1,394	1,159
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (2,050 million shares issued)	21	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	7,273	4,562
Accumulated other comprehensive income/(loss)	(7,272)	(7,846)
Treasury stock	(186)	(183)
Retained earnings/(Accumulated deficit)	1,326	(17)
Total stockholders' equity	1,163	(3,465)
Total liabilities and stockholders' equity	$ 276,163	$ 278,554

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended September 30, 2007 and 2006

(in millions)

	First Nine Months	
	2007	2006
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities	$ 13,242	$ 16,979
Cash flows from investing activities of continuing operations		
Capital expenditures	(4,215)	(5,242)
Acquisitions of retail and other finance receivables and operating leases	(42,827)	(47,688)
Collections of retail and other finance receivables and operating leases	34,509	31,741
Purchases of securities	(9,085)	(17,471)
Sales and maturities of securities	14,805	15,196
Proceeds from sales of retail and other finance receivables and operating leases	705	3,956
Proceeds from sale of businesses	1,236	54
Cash paid for acquisitions	(18)	-
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(83)	(4)
Other	901	143
Net cash (used in)/provided by investing activities	(4,072)	(19,315)
Cash flows from financing activities of continuing operations		
Cash dividends	-	(468)
Sales of Common Stock	152	355
Purchases of Common Stock	(31)	(139)
Changes in short-term debt	(2,558)	(276)
Proceeds from issuance of other debt	24,018	32,775
Principal payments on other debt	(32,457)	(33,012)
Other	169	(34)
Net cash (used in)/provided by financing activities	(10,707)	(799)
Effect of exchange rate changes on cash	64	238
Net increase/(decrease) in cash and cash equivalents from continuing operations	(1,473)	(2,897)
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	16	(2)
Cash flows from investing activities of discontinued operations	-	-
Cash flows from financing activities of discontinued operations	-	-
Net increase/(decrease) in cash and cash equivalents	$ (1,457)	$ (2,899)
Cash and cash equivalents at January 1	$ 28,896	$ 28,391
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	(2)	19
Net increase/(decrease) in cash and cash equivalents	(1,457)	(2,899)
Less: cash and cash equivalents of discontinued/held-for-sale operations at September 30	-	(15)
Cash and cash equivalents at September 30	$ 27,437	$ 25,496

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.

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XBRL report	fmc-20070930.xml
XBRL taxonomy schema	fmc-20070930.xsd
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